Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From: johnpenver@activepower.com on behalf of James Clishem

To: All Eligible Employees

Date: July 16, 2009

I am pleased to announce that today, Active Power launched a voluntary, one-time stock option exchange offer to allow eligible employees who received certain stock option grants the opportunity to exchange those options for new options with a per share exercise price equal to the closing price of our common stock on the new option grant date (the “offer”). Only options that have an exercise price greater than $0.95 per share are eligible to be exchanged. This offer currently is scheduled to expire on August 13, 2009, at 5:00 p.m. Central Time and new options are scheduled to be granted on the same U.S. calendar day.

We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Options for New Options” (referred to as the “Offer to Exchange”) and an election form and withdrawal form, together with their associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange under this offer and to give you the information necessary to make an informed decision, please refer to Personnel Summary provided to you in a separate email that lists your eligible options, the grant date of your eligible options, vesting schedule of your eligible options, the exercise price of your eligible options, the maximum expiration date of your eligible options and the number of outstanding shares subject to your eligible options. If you did not receive a Personnel Summary or need additional copies of your Personnel Summary, you may contact Jennifer Crow, our Finance Manager, by phone at (512) 744-9254, by fax at (512) 836-4511, or by email at jennifercrow@activepower.com.

To help explain the offer and to answer any questions you may have, an employee meeting will be held today, July 16, 2009, at 2:30 p.m. Central Time in the cafeteria at our Braker Lane facility. If you cannot attend in person, you may attend by phone. The call-in information is as follows:

Dial in Number: 1-866-479-6576 or (904) 596-2373

Passcode: 71476641#

We will also be holding a separate meeting on Friday July 17, 2009 at 9:00 a.m. Central Time in the Gauss conference room at our Braker Lane facility for those employees unable to attend the Thursday meeting. The call-in information is the same for both meetings.

We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact John K. Penver, our Chief Financial Officer, by phone at (512) 744-9234, by fax at (512) 836-4511, or by email at johnpenver@activepower.com.

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

If you choose to participate in the offer, you will need to deliver a completed election form by fax or email no later than 5:00 p.m., Central Time, on August 13, 2009 (unless the offer is extended), to:

Jennifer Crow

Finance Manager

Active Power, Inc.

Phone: (512) 744-9254

Fax: (512) 836-4511

Email: jennifercrow@activepower.com

If we have not received your properly completed, signed and dated election form before the offer expires, you will have rejected this offer and you will keep your current options. A copy of the election form and withdrawal form are included in the offer documents as well as attached to this email.

Thank you,

James Clishem
President and Chief Executive Officer